UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14f-1

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF
THE SECURITIES EXCHANGE ACT OF 1934 AND
RULE 14f-1 THEREUNDER

____________________________

CMSF Corp.
(Exact name of registrant as specified in charter)

Delaware	95-3880130
(State or Other Jurisdiction of Incorporation or Organization)	(IRS Employer Identification No.)

4070 West Lake Road, Canandaigua, New York 14424
(Address of Principal Executive Offices and zip code)

888-666-0767
(Registrant’s telephone number, including area code)

INFORMATION STATEMENT
PURSUANT TO SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

SCHEDULE 14f-1

Notice of Change in the
Majority of the Board of Directors

August 29, 2011

INTRODUCTION AND CHANGE OF CONTROL

This Information Statement (this “Information Statement”), is being furnished to all holders of record of common stock, par value $0.000001 per share (the “Common Stock”), of CMSF Corp., a Delaware corporation (“CMSF”, “we”, “our” or the “Company”), at the close of business on August 11, 2011 (the “Record Date”) in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934 (the “Exchange Act”) and Rule 14f-1 promulgated under the Exchange Act, in connection with an anticipated change in majority control of the Company’s Board of Directors (the “Board”) other than by a meeting of stockholders.  This Information Statement is being distributed on or about August 29, 2011.

NO VOTE OR OTHER ACTION OF THE COMPANY'S STOCKHOLDERS
IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT.
NO PROXIES ARE BEING SOLICITED AND
YOU ARE REQUESTED NOT TO SEND THE COMPANY A PROXY.

THE MERGER

On May 23, 2011, CMSF Corp., a Delaware corporation, (the “Company”, “we” or “us”) entered into an Agreement and Plan of Merger and Reorganization (the “Merger Agreement”) with Plures Technologies, Inc., a Delaware corporation, now known as Plures Holdings, Inc. (“Plures”).  Other parties to the Merger Agreement are RENN Universal Growth Investment Trust PLC, a public limited company registered in England and Wales and a stockholder of the Company (“RENN Universal”), RENN Global Entrepreneurs Fund, Inc., a Texas corporation and a stockholder of the Company (“RENN Global”), and the Company’s newly formed, wholly owned subsidiary, Plures Acquisition Corp., a Delaware corporation (“Merger Sub”).  At that time, the Company was controlled by RENN Universal and RENN Global, that owned collectively approximately 97% of its outstanding Common Stock.

On August 10, 2011 (the “Effective Time”), there was a consummation of the merger (the “Merger”) contemplated by the Merger Agreement, in which Plures was merged with Merger Sub, with Plures as the surviving corporation.  As part of the merger, the name of Plures was changed to Plures Holdings, Inc., which became a wholly-owned subsidiary of the Company.

At the Effective Time of the Merger: (i) Plures succeeded to and assumed all the rights, liabilities and obligations of Merger Sub in accordance with the Delaware General Corporation Law, (ii) the Certificate of Incorporation and Bylaws of Plures in effect at the Effective Time of the Merger became the Certificate of Incorporation and Bylaws of Plures, the surviving corporation, (iii) each issued and outstanding share of common stock of Merger Sub was converted into the right to receive one share of common stock of Plures, (iv) each issued and outstanding share of common stock of Plures was converted into 360.9024 shares of Common Stock of the Company, with stockholders of record of Plures as of the Effective Time being entitled to immediately receive 85% of the shares of the Company Common Stock into which their shares of Plures common stock were converted, and the remaining 15% of shares of the Company Common Stock (the “Holdback Shares”) into which their shares of Plures common stock were converted were not issued at the closing of the Merger, but were reserved for issuance by the Company in accordance with the Merger Agreement, pursuant to which such Holdback Shares will be used to satisfy any indemnification obligations of the stockholders of Plures and the balance will then be issued, and (v) certain convertible promissory notes issued by Plures to RENN Universal and RENN Global in the aggregate principal amount of $2,000,000 were converted into an aggregate of 1,000,000 shares of Series A Preferred Stock of the Company, with the terms of such Series A Preferred Stock being set forth in a Certificate of Designation filed prior to the Effective Time.

The shares of Company Common Stock issued in connection with the Merger were issued in a transaction exempt from registration under the Securities Act of 1933, as amended.  The Company and Plures, the surviving corporation, will maintain their principal offices at 4070 West Lake Road, Canandaigua, New York 14424.

Immediately after the Merger, 72.5% of the Company’s outstanding Common Stock (including for this purpose all of the Holdback Shares) was owned by the former stockholders of Plures, 20% of the Common Stock was owned by RENN Universal and RENN Global as a result of the conversion of their $2,000,000 in promissory notes into Series A Preferred Stock and assuming conversion of the Preferred Stock into Common Stock, and 7.5% of the stock was owned by the current stockholders of the Company, primarily RENN Universal and RENN Global.  When taken together with their current holdings of Common Stock of the Company, immediately after the closing of the Merger, and assuming conversion of the Series A Preferred Stock into Common Stock, RENN Universal owned 20.5% of the outstanding Common Stock of the Company, and RENN Global owned 6.8% of the outstanding Common Stock of the Company, a total of approximately 27.3% (including for this purpose all of the Holdback Shares).

At the time of the Merger, the Company’s Board of Directors consisted of four persons, two of whom resigned, leaving Stephen Crosson and Russell Cleveland as the remaining original Company directors, and two additional directors were elected by the Board to replace the resigning directors, namely David R. Smith and Glenn Fricano.  Ten days after the filing of this Form 14f-1 with the Securities and Exchange Commission and mailing of the same to stockholders of record on the Record Date, Messrs. Crosson and Cleveland will resign as directors and Stuart M. Sieger, Alan Fein, Joshua Gottlieb and Z. Eric Stephens will begin to act as directors.  See “Directors and Executive Officers”.

Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 promulgated thereunder require the mailing to the Company’s stockholders of record of the information set forth in this Information Statement at least 10 days prior to the date of the change in a majority of the Company’s directors described above.

Please read this Information Statement carefully. It contains certain biographical and other information concerning our present and future directors. All Company filings and exhibits thereto, may be inspected without charge at the public reference section of the SEC at 100 F Street NE, Washington, D.C. 20549 or obtained on the SEC’s website at www.sec.gov.

VOTING SECURITIES

As of the Record Date, the Company had 1,773,092,821 shares of Common Stock, par value $0.000001 per share, outstanding, and 1,000,000 shares of Series A Preferred Stock outstanding.  Each share of Common Stock is entitled to one vote and each share of Series A Preferred Stock as entitled to 513.0108 votes.  The Common Stock and the Series A Preferred Stock vote as a class of 2,286,103,621 votes.

DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth the current directors and executive officers of the Company, and the directors resigning and the persons who will commence acting as directors.  Those actions will be taken without a vote of the stockholders of the Company.

Executive Officers and Directors

Name	Age	Position

David R. Smith	68	Chairman of the Board, Chief Executive Office, Director

Glenn Fricano	59	President, Chief Operating Office, Director

Stephen Crosson*		Director

Russell Cleveland*		Director

Stuart M. Sieger*	69	Vice President, Secretary, General Counsel, Director

Alan Fein*	48	Director

Joshua Gottlieb*	32	Director

Z. Eric Stephens*	43	Director

*10 days after filing of this Form 14f-1 with the Securities and Exchange Commission and mailing of the same to stockholders of record on the Record Date, Messrs Crosson and Cleveland will resign as directors and Messrs Sieger, Fein, Gottlieb and Stephens will commence acting as directors

We expect to file an Amended and Restated Certificate of Incorporation providing for, among other things a staggered Board of Directors.  The terms of Messrs. Smith and Fricano would expire in or about June 2014, of Messrs. Fein and Gottlieb in or about June 2013 and of Messrs. Stephens and Sieger in or about June 2012.  At the end of such term, such director or his successor would be elected for a full term of three years.

The backgrounds of our present and future directors, and executive officers, are as follows:

David R. Smith has been Chairman of the Board of Directors and Chief Executive Officer of the Company since August 10, 2011.  From February 2009 to the present Mr. Smith has been a director and officer of Plures Holdings, Inc.  Mr. Smith has been Chairman of the Board of SensiVida Medical Technologies, Inc., a MEMS medical device company and a company registered under the Securities Exchange Act since November 2008.  From 2004 to 2008, Mr. Smith was principally employed as Chairman and then CEO of Infotonics Technology Center, Inc., a New York State Center for Excellence.  From 1998 to 2004 Mr. Smith was Corporate Research and Development Director of the Advanced Manufacturing Technology Group at Eastman Kodak Company.  In May 2004, Mr. Smith received the prestigious New York State David T. Kearns award for superior management from the then governor of New York State.  Mr. Smith is a Director of the Finger Lakes Regional Telecommunications Development Corp.  Mr. Smith holds a BSEE degree from the University of Massachusetts, cum laude and an MSEE degree from the University of Rochester.

Glenn J. Fricano has been a director and President of the Company since August 10, 2011.  From February 2009 to present, Mr. Fricano has been a director and officer of Plures Holdings, Inc.  From March 2007 to March 2009, Mr. Fricano was Vice President of Marketing and Sales of Infotonics Technology Center, Inc., where he was responsible for sales and marketing.  From 2004 to 2006, Mr. Fricano headed the MEMS division of Apogee Technology, Inc. relating to MEMS sensors and transdermal drug delivery.  From 2002 to 2004, Mr. Fricano operated Very Small Technologies, Inc. with a group of colleagues which acquired intellectual property and provided MEMS consulting.  From 1999 to 2002, Mr. Fricano worked as Vice President of Engineering and General Manager of Fab Operations, for Standard MEMS, Inc., supervising a staff of up to 130 MEMS scientists, engineers and production personnel.  Standard MEMS Inc. provided MEMS development, fabrication and commercialization services for the production of MEMS based devices.  From 1996 to 1999 Mr. Fricano worked with Standard MicroSystems, Inc. to convert its semiconductor fabrication facilities located in New York to a MEMS production facility. Mr. Fricano has led in the development and commercialization of products such as the first MEMS ink jet chips, MEMS pressure sensors, MEMS cellphone microphones, and in a number of processes relating to the manufacture and packaging of silicon chip based devices, among other products and processes over a period of 30 years.  Mr. Fricano received a BS degree from the State University at Stony Brook and completed most of the work for an advanced degree in physics.

Stephen Crosson joined the Company in March 1985 and was manager of accounting and government contracts and logistics.  In September 1989, Mr. Crosson became a financial analysis officer with First Interstate Banks Controller’s office.  In March 1992, Mr. Crosson returned to the Company as Director of Operations.  In April 1995, he became Vice President of Operations.  In January of 1997, Mr. Crosson became Corporate Secretary and in April 1998 he became Chief Operating Officer and Treasurer.  In January 2003, Mr. Crosson became the Chief Executive Officer, and in August 2003, Mr. Crosson was elected a director.  In April 2004, Mr. Crosson became the Chief Financial Officer. Mr. Crosson has resigned all of his current offices except for director.

Russell Cleveland became a director in February 2004.  Mr. Cleveland is the President, Chief Executive Officer, sole director, and the majority shareholder of the RENN Capital Group, Inc.  Mr. Cleveland has been with RENN Group in these capacities for over ten years since the first fund was formed in 1994.  He is a Chartered Financial Analyst with more than 35 years experience as a specialist in investments for smaller capitalization companies.  A graduate of the Wharton School of Business, Mr. Cleveland serves on the Boards of Directors of Renaissance US Growth Investment Trust PLC, BFS US Special Opportunities Trust PLC, Renaissance Capital Growth & Income Fund III, Inc., Integrated Security Systems, Inc., Tutogen Medical, Inc., Digital Recorders, Inc., and Cover-All Technologies, Inc.

Stuart M. Sieger has been Vice President and General Counsel of the Company since August 10, 2011.  Since February 2009, Mr. Sieger has been an officer, and also then a director of Plures Holdings, Inc.  Mr. Sieger has been of counsel to Ruskin Moscou Faltischek, P.C., a Uniondale, New York law firm since 1999, specializing in corporate and securities law.  Prior thereto and since 1967, Mr. Sieger’s practiced with several firms in New York City in the area of corporate, securities and commercial law.  He has been involved in the formation, financing, operation and disposition of a number of entrepreneurial technology companies.  Mr. Sieger holds a BA degree from Columbia College and an LLB degree from New York University School of Law.

Alan Fein is a nominee for director and has been a director of Plures Holdings, Inc. since May 2011.  Commencing in June 2009, Mr. Fein was principally employed as an investment banker with Wellfleet Partners, Inc., a registered representative that was instrumental in raising funds for us, and will serve as a director designee of such firm.  From 2004 to 2009, Mr. Fein was self employed in the field of real estate investment.  Mr. Fein holds a BBA degree from Baruch College (CUNY) and a JD degree from Fordham Law School.

Joshua Gottlieb is a nominee for director and has been a director of Plures Holdings, Inc. since May 2011.  Mr. Gottlieb currently serves as a portfolio manager for Cedarview Opportunities Master Fund LP, an investor in the Company, which is a registered investment advisor that manages both a long-short credit opportunities hedge fund and separately managed accounts.  He is a director designee of Cedarview Opportunities Master Fund LP as a member of the Board of Directors.  Prior thereto, from 2001 to 2005, Mr. Gottlieb was a fixed income research analyst at Miller Tabak Roberts, a brokerage firm with a focus in the trading and research of high-yield and distressed bonds.  Mr. Gottlieb holds a BS in Finance from Lehigh University.  He earned a CFA designation in 2006.

Z. Eric Stephens is a nominee for director as a designee of RENN Universal and RENN Global.  Since 2006 Mr. Stephens has been chief operating officer of RENN Capital Group, Inc., a registered investment adviser, and vice president of RENN Global Entrepreneurs Fund, Inc., a registered investment company.  His responsibilities include due diligence, portfolio monitoring and security selection.  Previously, Mr. Stephens was a director with CBIZ Valuation Group, a national valuation consulting firm.  While with CBIZ, he valued public and private companies, performed purchase price allocations and goodwill impairment tests, wrote fairness opinions and solvency opinions and acted as an expert witness.  Prior to working for CBIZ, Mr. Stephens was a staff accountant with the SEC.  Mr. Stephens holds a BA in economics and finance from Southwestern Oklahoma State University and an MBA from Texas A&M University.  He is also a chartered financial analyst.

No committees of the Board of Directors.

We currently do not have committees of the Board.

Compensation committee interlocks and insider participation

We do not have a compensation committee, and none of our executive officers has served as a director or member of the compensation committee of any other entity whose executive officers served on our Board.

Incentive stock ownership plan

We plan to adopt an incentive stock ownership plan (“ISOP”) to provide for the issuance of stock options and other equity based compensation for up to a maximum of 600,000 shares of Common Stock after a proposal 1:400 common stock combination.  No options have been granted.  Options under the ISOP are either “incentive,” which are meant to qualify under Section 422 of the Internal Revenue Code or “non-qualified,” which do not qualify as incentive options under the Code.  Subject to the terms of the ISOP, our board of directors is solely responsible for the administration of the ISOP, including the granting of awards and the determination of the purchase of options.  Under the ISOP, the exercise price for incentive stock options may not be less than one hundred (100%) percent of the fair market value of a share of our Common Stock at the time the option is granted but non-tax qualified options may be granted at lower prices.  The term of a stock option may be up to ten (10) years and each award will vest in accordance with a schedule determined by our board of directors at the time of grant.  Officers and key employees are eligible to receive options under the ISOP.  The ISOP will also cover phantom stock restricted stock grants and other types of equity based compensation.

Officer and Director Indemnification, Limitation of Liability and Insurance

Our Amended and Restated Certificate of Incorporation requires us to indemnify our officers and directors to the fullest extent permitted by Section 102(b)(7) of the Delaware General Corporation Law. Generally, Section 102(b)(7) permits a corporation to indemnify a person who was or is threatened to be made a named defendant or respondent in a proceeding because the person was or is a director or officer if it is determined that such person: (i) conducted himself in good faith, (ii) reasonably believed (a) in the case of conduct in his official capacity as a director or officer of the corporation, that his conduct was in the corporation's best interests, and/or (b) in other cases, that his conduct was at least not opposed to our best interests, and (iii) in the case of any criminal proceeding, had no reasonable cause to believe that his conduct was unlawful.

Delaware law does not permit indemnification in the case of: (i) a breach of the director's duty of loyalty to the corporation or its stockholders, (ii) an act or omission not in good faith that constitutes a breach of duty of the director to the corporation or that involves intentional misconduct or a knowing violation of the law, (iii) a transaction from which a director received an improper benefit, whether or not the benefit resulted from an action taken within the scope of the director's office or (iv) an act or omission for which the liability of the director is expressly provided by statute.

Our Amended and Restated Certificate of Incorporation provides that directors will not be liable for breach of fiduciary duty, except for a breach of the duty of loyalty, acts or omissions in bad faith, a knowing violation of law and for receiving an improper benefit.

We have in effect directors’ and officers’ liability insurance in an annual aggregate amount of $5 million which is anticipated to be increased to $10 million, which supplements the indemnification described above.

CORPORATE GOVERNANCE

Committees of the Board of Directors

Nominating and Compensation Committees

The Board does not have a nominating or compensation committee at this time.

Based on the information gathered and contractual commitments, the Board makes a decision on whether to recommend the candidates as nominees for director.  The Company does not pay any fee to any third party or parties to identify or evaluate or assist in identifying or evaluating potential nominees.  Nominations for three seats are based on the determination of certain financing parties.

The Board does not have a compensation committee and is not required to have such a committee because the Company is not a “listed company” under SEC rules.  The members of the Board participate in compensation decisions.  There are no compensation consultants.

Audit Committee

The Company is not a "listed company" under SEC rules and is therefore not required to, and does not, have an audit committee comprised of independent directors or with an audit committee financial expert.

Board Leadership

David R. Smith is Chairman of the Board and Chief Executive Officer.  The Board will include three of six  directors who are not officers or employees, providing a level of review separate from the Chairman.  The Board is expected to be responsible for risk oversight of the Company, in which the non-officer directors are expected to participate.

Certain Legal Proceedings

To our knowledge, during the past five years, none of our directors, executive officers, promoters, control persons, or nominees has been:

•
the subject of any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;

•	convicted in a criminal proceeding or is subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

•
subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; or

•	found by a court of competent jurisdiction (in a civil action), the Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law.

Code of Ethics

The Company has currently not adopted a Code of Ethics that applies to its principal executive officers, principal financial officer, principal accounting officer or controller, or persons performing similar functions.

Director Independence

Messrs. Gottlieb and Stephens are considered “independent” as defined under the Nasdaq Stock Market’s listing standards. In determining independence, the Board of Directors reviews whether directors have any material relationship with us. The Board of Directors considers all relevant facts and circumstances. In assessing the materiality of a director’s relationship to us, the Board of Directors is guided by the standards set forth below and considers the issues from the director’s standpoint and from the perspective of the persons or organizations with which the director has an affiliation. The board of directors reviews commercial, industrial, banking, consulting, legal, accounting, charitable and familial relationships, if applicable. An independent director must not have any material relationship with us, either directly or indirectly as a partner, stockholder or officer of an organization that has a relationship with us, or any other relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.  The Board noted Messrs. Gottlieb and Stephens are designees of stockholders, but noted that each disclaimed beneficial ownership of the shares of such stockholders, respectively, and has indicated that they are serving in a representative capacity only.

A director will not be considered independent in the following circumstances:

(1)           The director is, or has been in the past three years, an employee of the Company, or a family member of the director is, or has been in the past three years, an executive officer of the Company.

(2)           The director has received, or has a family member who has received, compensation from us in excess of $100,000 in any 12 month period in the past three years, other than compensation for board service, compensation received by the director’s family member for service as a non-executive employee, and benefits under a tax-qualified plan or other non-discretionary compensation.

(3)           The director is, or has a family member who is, a current partner of our outside auditor, or was a partner or employee of our outside auditor, who worked on our audit at any time during any of the past three years.

(4)           The director is a family member of an individual who is, or at any time during the past three years was, employed by the company as an executive officer.

(5)           The director is, or has a family member who is, employed as an executive officer of another entity where, at any time during the past three years, any of our executive officers served on the compensation committee of that other entity.

(6)           The director is, or a family member is, a partner in, or a controlling stockholder or an executive officer of, any organization to which we made or from which we received, payments for property or services in the current or any of the past three fiscal years that exceed the greater of 5% of the recipient’s consolidated gross revenues for that year, or

Stockholder Communications

There has not been any defined policy or procedure requirements for stockholders to submit recommendations or nomination for directors. In addition, the Company does not have any restrictions on shareholder nominations under its certificate of incorporation or by-laws. However, the Board of Directors and the stockholders (by majority written consent) have approved an amended and restated certificate of incorporation, which has not yet been filed with the Secretary of State of Delaware.  If and when such filing takes place, stockholders will be required to give specified advance notice to the Company of (a) nominations for director and (b) matters to be brought before meetings of stockholders.

Meetings of the Board of Directors

The Company was relatively inactive prior to the Merger and the Board did not meet, but proceeded by unanimous written consent

RELATED PERSON TRANSACTIONS

During the quarter ended March 31, 2008, the Company negotiated to extend the maturity dates of the entire $2,800,000 of debt that was due to RENN Capital Group managed funds.  Pursuant to renewal and modification agreements signed during the quarter, the Company extended the total debt with an aggregate principal balance of $2,800,000 to May 30, 2008.  In February 2008, the Company received an additional $50,000 from RENN Capital Group to pay for legal and accounting fees and support operations. The note was recorded as a loan payable on the Company’s financial reports.  Interest of 8% was paid in monthly installments beginning March 1, 2008, until the principal balance was paid in full.  Interest was paid in cash or in unregistered common stock at the Company’s discretion.

Pursuant to renewal and modification agreements dated October 24, 2008, the Company extended the maturity date of $2,850,000 in loans payable until April 30, 2009.  All other terms and conditions remained the same.

On January 26, 2009, the Company modified all non-convertible debt held by RENN Capital Group managed funds, which included RENN Capital Growth and Income Fund III, Inc., Renaissance US Growth Investment Trust, Plc., and Global Special Opportunities Trust Plc., collectively the “Lenders”.  The Company had issued to the Lenders promissory notes with an aggregate value of $900,000.  The Company and the Lenders amended the notes so that such instruments were convertible, at any time and from time to time, at the option of the applicable Lender, convertible (in whole or in part) into shares of the Company’s Common Stock, at a conversion price of $.01 per share.  The Company also amended its articles of incorporation to increase the number of shares of its authorized common stock in order to have sufficient shares of common stock to satisfy the full conversion of all the Company’s outstanding securities which are convertible into, exercisable for, shares of the Company’s common stock, including the notes.

Effective April 24, 2009, the Company entered into a Renewal and Modification Agreement (the “Renewal Agreement”) with US Special Opportunities Trust PLC (formerly BFS US Special Opportunities Trust PLC), Renaissance Capital Growth & Income Fund III, Inc., Renaissance US Growth Investment Trust PLC and RENN Capital Group, Inc. pursuant to which the maturity date of the loan documents as enumerated in the Renewal Agreement was changed so that payment of the unpaid principal, and all accrued and unpaid interest and any other charges, fees and payments due under the Loan Documents, were due and payable in full on September 30, 2009.

During the year ended September 30, 2009, the Company received approximately $245,000 from the sale of 24,604,881 shares of unregistered common stock to funds advised by RENN Capital Group at a price of $.01 per share (of which 2,792,481 shares were not issued as of September 30, 2009).  The Company used the proceeds to complete the sale of the operations including all professional and other fees related to the sale and ongoing filings with the Securities and Exchange Commission.

The Company and the Lenders negotiated an extension of the maturity date of the aforementioned debt to October 9, 2009, at which time the entire $2,850,000 of debt was converted into 113,446,099 shares of Common Stock based on the debt conversion terms in the original convertible debenture and the subsequent conversion agreement for the remaining outstanding debt.  Additionally the Company issued 437,669 shares of common stock valued at $4,377 for accrued but unpaid interest through the conversion date of October 9, 2009, at a price of $.01 per share.

During the year ended September 30, 2010, the Company received approximately $78,000 from the sale of 7,795,173 shares of unregistered common stock to Renn Capital Group at a price of $0.01 per share.  The Company used the funds to pay professional and other fees related to the ongoing filings with the Securities and Exchange Commission.

Alan Fein, a member to be of the Board, is associated with Wellfleet Partners, Inc. (“Wellfleet”), which is a registered representative of Sandgrain Securities, Inc. (“Sandgrain”), a registered broker dealer.  During the period from September 2010 to April 2011, Plures Holdings, Inc., for funds raised for it, paid Sandgrain and Wellfleet commissions of approximately $127,000 and issued 105,968 shares (converted into 38,744,115 Company shares) of common stock at the direction of Sandgrain, approximately $50,000 of which and 43,747 shares (converted into 15,993,903 Company shares) of which were paid to or issued to Alan Fein.

Stuart M. Sieger, a member to be of the Board, is associated with Ruskin Moscou Faltischek, P.C. (“RMF”), counsel to Plures Holdings, Inc. and the Company  For the period commencing in March 2010 and ending May 23, 2011, such firm accrued $173,000 of legal fees and disbursements for services to Plures Holdings, Inc. related to the acquisition of the assets of a subsidiary of Plures Holdings, Inc. and the Merger.  RMF is outside counsel to the Company and has continued to render fee based services for the Company.

Pursuant to the Merger Agreement, at the Effective Time, the Merger took place and Plures Holdings, Inc. became a wholly-owned subsidiary of the Company.  At such time, certain promissory notes held by RENN Universal and RENN Global aggregating $2,000,000, which companies then collectively owned in excess of 10% of the outstanding Common Stock, were converted into 750,000 shares and 250,000 shares of Series A Preferred Stock, respectively, which in turn is initially convertible into 384,758,031 shares of and 128,252,677 shares of Common Stock and which have an aggregate liquidation preference of $2,000,000.

The Board requires disclosure of interests of any member in actions to be taken by it unless such interests are already known and will require terms no more favorable to an interested member then would be granted to a third party.

SECURITY OWNERSHIP OF CERTAIN
BENEFICIAL OWNERS AND MANAGEMENT

The following table sets  forth information as of the  Record Date regarding the  beneficial ownership of our Common Stock by each of our executive officers and directors, and as a group, and each person who, to our knowledge, beneficially owns five (5%) percent or more of our outstanding Common Stock.  Beneficial ownership includes any shares as to which the person or entity has sole or shared voting power or investment power and shares which that person or entity has the right to acquire within sixty days after the Record Date. The inclusion in this section of any shares deemed beneficially owned does not constitute an admission by that person of beneficial ownership of those shares. The numbers set forth herein do not reflect any of the Holdback Shares, totaling approximately 278,949,495 shares.

Name of Beneficial Owner	Number of Shares	Percentage of Class (1)

David R. Smith	233,909,868 (1)	10.2%

Glenn J. Fricano	398,797,152 (2)	17.4%

Stephen Crosson	222,770 (3)	**

Russell Cleveland	-0- (4)	**

Stuart M. Sieger	118,872,228 (2), (5)	5.2%

Cedarview Opportunities Master Fund LP	200,262,125 (6)	8.8%

RENN Universal Growth Investment Trust PLC	525,425,568 (7)	23.0%

RENN Global Entrepreneurs Fund, Inc.	174,558,306 (7)	7.6%

Officers and Directors as a group (5 persons)	751,802,018 (1), (2)	32.9%

___________

(1)           David R. Smith is a joint and several proxy voter of an aggregate of 90,649,660 shares of Common Stock, in which he disclaims a beneficial interest.  Mr. Smith’s address is 4070 West Lake Road, Canandaigua, NY  14424.

(2)           Glenn Fricano is a joint and several proxy voter of an aggregate of 90,649,660 shares of Common Stock, in which he disclaims a beneficial interest. Glenn Fricano is currently holding approximately 113,050,000 shares of Common Stock to be transferred to Stuart Sieger only if and when transfer of the same will not cause Stuart Sieger’s ownership to exceed 10% of the issued and outstanding Common Stock of the Company.  As of the date hereof, approximately 55,000,000 shares could be transferred under this arrangement.  Mr. Fricano’s address is 4070 West Lake Road, Canandaigua, NY  14424.

(3)           Stephen Crosson’s address is 980 Enchanted Way, Suite 201 A/B, Simi Valley, CA  93065.

(4)           Russell Cleveland is an affiliate of RENN Universal Growth Investment Trust PLC and RENN Global Entrepreneurs Fund, Inc. and disclaims any interest in any securities of the Company held by either of these entities.  Mr. Cleveland’s address is 8080 N. Central Expressway, Suite 210, Dallas, TX  75206.

(5)           Stuart Sieger’s address is 4070 West Lake Road, Canandaigua, NY  14424.

(6)           Cedarview Opportunities Master Fund, LP is an affiliate of Burton Weinstein who holds 23,467,679 shares and Joshua Gottlieb, who holds 35,467,322 shares, and disclaims any beneficial interest in such shares.  Its address is One Penn Plaza, 45th Floor, New York, NY  10119.

(7)           RENN Universal Growth Investment Trust PLC and RENN Global Entrepreneurs Fund, Inc. are affiliates and each disclaims any beneficial interest in the shares held by the other.  These amounts include Common Stock owned by them and which would be owned by them on conversion of their Series A Preferred Stock.  Their address is 8080 N. Central Expressway, Suite 210, Dallas, TX  75206.

Possible Change of Control

RENN Global and RENN Universal are the holders of the Company’s Series A Preferred Stock.  If the Company, after the Effective Time of the Merger (a) has nine consecutive months of losses or (b) fails to earn an aggregate of $1,000,000 in the eighteen months after the Effective Time of the Merger, the holders of the Series A Preferred Stock can elect a majority of the Board of Directors.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following tables and discussion set forth information with respect to all compensation awarded to, earned by or paid to our principal executive officers.  There were no executive officers whose annual salary and bonus exceeded $100,000 during our last two completed fiscal years (collectively referred to in this discussion as the “named executive officers”).  The officer designation indicates positions held as of September 30, 2010, the end of our last fiscal year.

				Annual Compensation
Name and Principal Position	Fiscal Year Ended September 30,	Salary	Bonus	All Other Compensation	Total ($)

Stephen Crosson, (Chief Executive Officer, Chief	2010	$30,000	--	--	$30,000
Financial Officer,	2009	$43,438	--	--	$43,438
Corporate Secretary & Director)

Discussion of Compensation

Our compensation program consisted of the following three components:  base salary; bonuses, if any; and awards of restricted stock or stock options from our Year 2000 Employee Stock Option Plan (the “ESO Plan”).  On July 1, 2008, the board of directors passed a resolution terminating the ESO Plan, including all vested and unvested options outstanding, therefore there were no options awarded or vested if any.  In our fiscal years ended September 30, 2009 and 2010, there was no restricted stock, stock options or bonuses issued to the named executive officers.  Mr. Crosson is contracted as a non-employee officer of the Company at a rate of $2,500 per month through October 2010.  Mr. Crosson resigned in August 2011 as an officer.

Director Compensation

During the current fiscal year there have been no fees or options issued to directors as compensation for services rendered.  The Company intends to reinstate the compensation plan for directors in the future including fees for meetings attended and annual stock options.  We plan to compensate non-officer directors as follows:  $500 per meeting attended in person, $250 per telephonic meeting and a grant of 3,999,881 shares (adjusted for recapitalizations and stock splits and combinations) at the beginning of each year commencing on or about September 1 of each year.  Officer – directors will receive no additional compensation.

There are currently no outstanding equity awards exercisable or unexercisable at the fiscal year ended September 30, 2010.

Officer Compensation

The last two fiscal years of Plures Holdings, Inc., which was acquired by the Company on August 10, 2011 were the years ended December 31, 2009 and 2010.  The principal executive officers of Plures Holdings, Inc. received no compensation of any description in 2009, and received return of advances in 2010 as follows:  Glenn Fricano $10,000

During the period January 1, 2011 to May 31, 2011, such persons received return of advances and consulting fees as follows:  Glenn Fricano $27,000, David R. Smith $11,000 and Stuart Sieger $11,000.  As of June 1, 2011, such persons are receiving salary at the following annual rates; Glenn Fricano - $130,000; David R. Smith - $60,000 and Stuart Sieger - $60,000.  Tina Krasnecky, Chief Financial Officer of the Company’s Advanced Microsensors Corporation subsidiary, is expected to perform certain of the duties of a chief financial officer for us, and her compensation is currently $150,000 per annum.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING

Section 16(a) of the Securities Exchange Act of 1934 requires that our executive officers and directors, and persons who own more than ten percent of a registered class of our equity securities, file reports of ownership and changes in ownership with the SEC.  Executive officers, directors and greater-than ten percent stockholders are required by SEC regulations to furnish us with all disclosure forms they file.  Based solely on our review of the copies of the forms received by us, we believe that, during the year ended September 30, 2010, all of our executive officers, directors and greater than ten percent stockholders complied with Section 16(a) filing requirements.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We are required to file annual, quarterly and special reports, proxy statements and other information with the SEC.  You may read and copy any document we file at the SEC’s public reference rooms at 100 F Street, N.E, Washington, D.C. 20549.  You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549.  Please call the SEC at  1-800-SEC-0330  1-800-SEC-0330 for more information on the operation of the public reference rooms.  Copies of our SEC filings are also available to the public from the SEC’s web site at http://www.sec.gov.

SIGNATURE

In accordance with Section 14(f) of the Exchange Act, the Registrant has caused this Information Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

CMSF Corp.
By: /s/ David R. Smith
Dated: August 29, 2011	David R. Smith
Chief Executive Officer